UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

AMBASE CORPORATION
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
0231647106
(CUSIP Number)
Richard A. Bianco
c/o AmBase Corporation,
100 Putnam Green, 3rd Flr,
Greenwich, CT 06830
(203) 532-2010
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	0231647106

1	NAMES OF REPORTING PERSONS Richard A. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		911,547 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		911,547 (1)

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

911,547 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% (1)

14	TYPE OF REPORTING PERSON

IN
(1) Based on 43,432,464 shares of the Company’s common stock issued and outstanding as of October 30, 2008, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008. Includes: (a) vested options to purchase 136,000 shares of the Company’s common stock at an exercise price of $1.09 per share, (b) vested options to purchase 200,000 shares of the Company’s common stock at an exercise price of $0.64 per share, (c) vested options to purchase 200,000 shares of the Company’s common stock at an exercise price of $0.81 per share.

Item 1. Security and Issuer.
This statement relates to Common Stock, par value $0.01 per share, of AmBase Corporation (“AmBase” or the “Company”), a Delaware corporation. The principal executive office of AmBase is located at 100 Putnam Green, 3rd Floor, Greenwich, CT 06830-6027.
Item 2. Identity and Background.
(a).	This statement is filed by Richard A. Bianco (“Mr. Bianco” or the “Reporting Person”), individually.
(b).	Mr. Bianco’s business address is c/o AmBase Corporation, 100 Putnam Green, Third Floor, Greenwich, Connecticut 06831.
(c).	Mr. Bianco’s present principal occupation is as Chairman, President and Chief Executive Officer of AmBase Corporation, 100 Putnam Green, Third Floor, Greenwich, CT 06830. The principal business of AmBase is currently the administration of its assets and liabilities, including its contingent assets, and the analysis of possible acquisition opportunities.
(d).	Mr. Bianco has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e).	Mr. Bianco has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was not or is the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f).	Mr. Bianco is a United States citizen.
Item 3. Source and Amount of Funds and Other Consideration.
On March 16, 2009, the Reporting Person sold 16,000,000 shares of AmBase common stock to Barc Investments, LLC, a Connecticut limited liability company that is wholly owned and controlled by Mr. Bianco’s three adult children, in exchange for a cash payment of $1,200,000.
Item 4. Purpose of Transaction.
The Reporting Person sold the shares in exchange for a cash payment of $1,200,000.
Item 5. Interest in Securities of the Company.
(a).	Mr. Bianco is the beneficial owner of an aggregate of 911,547 shares of AmBase Common Stock, including 536,000 shares which may be acquired upon the exercise of options, which constitute approximately 2.1% of AmBase’s Common Stock issued and outstanding as of the date hereof.

(b).	Mr. Bianco has sole power to vote or dispose of 911,547 shares.
(c).	The information with respect to the sale by Mr. Bianco, as set forth in Item 3, is hereby incorporated by reference.

(d).	None.

(e).	Mr. Bianco ceased to be the beneficial owner of more than 5 percent of AmBase common stock on March 16, 2009 in connection with the sale by Mr. Bianco, as set forth in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Person holds stock option grants under the Company’s 1993 Stock Incentive Plan as follows:
(a).	Vested stock option granted on January 2, 2002 to acquire 136,000 shares, all of which may currently be acquired upon exercise of the stock option.
(b).	Vested stock option granted on January 6, 2004 to acquire 200,000 shares, all of which may currently be acquired upon exercise of the stock option.
(c).	Vested stock option granted on January 3, 2005 to acquire 200,000 shares, all of which may currently be acquired upon exercise of the stock option.
Item 7. Materials to be Filed as Exhibits.
None.
[The remainder of this page is left blank intentionally.]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: March 18, 2009

/s/ Richard A. Bianco
Richard A. Bianco